Exhibit (d)(8)

Matthias Hebben	October 1, 2022
VIA EMAIL

Dear Matthias,

As you know, LogicBio Therapeutics, Inc. (the “Company”) is expected to become a subsidiary of Astrazeneca plc (“Astrazeneca”) under an Agreement and Plan of Merger, by and among LogicBio, Alexion Pharmaceuticals (“Alexion”), and Camelot Merger Sub, Inc. (the “Merger Agreement”, and the transactions set out in the Merger Agreement, the “Merger”).

Astrazeneca is pleased to offer you employment with Alexion Astrazeneca Rare Disease in the role of VP, Global Head of Technology Development Operations, reporting to the VP, Head of Genomic Medicine R&D of Alexion Astrazeneca Rare Disease, effective as of the Closing (as defined in the Merger Agreement).

If you accept this offer, this offer letter (this “Offer Letter”) will supersede your employment agreement between the Company and you dated February 10, 2021 (your “Employment Agreement”), effective as of the Closing, and your Employment Agreement will be of no further force and effect; provided that the Section 280G cutback provision in Section 10 of your employment agreement will continue to apply.

With effect from Closing, your annual base salary will be $350,000. Your annual base salary will be reviewed annually but will not be unilaterally reduced. The Remuneration Committee of Astrazeneca (“RemCo”) has the discretion to operate a Global Bonus Plan each year. Your bonus opportunity under the Global Bonus Plan will be in the range of 0%-90% of your annual base salary (45% for on-target performance).

For the year of the Closing, your annual bonus payable under the Global Bonus Plan will be prorated to reflect the portion of the year following the Closing, if you receive a separate prorated portion of your annual bonus based on target performance for the portion of the year prior to the Closing under the Merger Agreement.

You will be eligible to receive a cash retention bonus equal to $147,150 (the “Retention Bonus”), of which $49,050 (the “First Portion”) will be payable within 30 days following the Closing if you remain employed through the Closing and $98,100 will be payable within 30 days following the first anniversary of the Closing if you remain employed through the first anniversary of the Closing. In the event that you resign from employment, on or prior to the first anniversary of the Closing, other than for Good Reason (as defined below and subject to all the provisions herein) or are terminated for Cause (as defined in the Alexion Severance Plan), you will be required to repay the full amount of the First Portion net of any taxes withheld within 30 days following your termination of employment.

Alexion Pharmaceuticals, Inc. | 121 Seaport Boulevard | Boston, MA 02210 U.S. | 1.475.230.4500 | alexion.com

As described in the Merger Agreement, your underwater stock options will be cancelled for no consideration as of the Closing. The in-the-money value of your stock options as of the Closing will be converted to a combination of cash and restricted stock units (such cash and restricted stock units, the “Converted Awards”). Each such option will be converted into (1) an amount in cash equal to the product of (i) the aggregate number of shares of Company common stock with respect to which such option would have vested prior to November 2023 pursuant to its terms as in effect prior to the Merger and (ii) the excess of the Offer Price (as defined in the Merger Agreement) over the per share exercise of such option, payable in March 2023, subject to your continued employment through March 1, 2023, and (2) a restricted stock unit award with respect to a number of Astrazeneca ADS with a value (measured at Closing) equal to the product of (i) the aggregate number of shares of Company common stock with respect to which such option would have vested after October 2023 and prior to November 2025 pursuant to its terms as in effect prior to the Merger and (ii) the excess of the Offer Price over the per share exercise of such option, which will vest in two equal annual installments in November 2023 and November 2024, subject to your continuous employment through the applicable vesting date and (3) a restricted stock unit award with respect to a number of Astrazeneca ADS with a value (measured at Closing) equal to the product of (i) the aggregate number of shares of Company common stock with respect to which such option would have vested after October 2025 pursuant to its terms as in effect prior to the Merger and (ii) the excess of the Offer Price over the per share exercise of such option, which will vest in November 2025, subject to your continuous employment through the applicable vesting date.

The Converted Awards will accelerate automatically upon a Qualifying Termination (as defined herein).

New long term incentive (“LTI”) awards are currently made to senior executives under the Astrazeneca Performance Share Plan (the “PSP”), and your award made in March 2023 will be under the PSP, but this may be reviewed by the RemCo from time to time for future years. Your PSP awards are subject to the achievement of performance measures that apply to all senior executives of Astrazeneca over each three-year performance period. At the end of the performance period, RemCo determines the extent to which the performance measures have been met, and so the percentage of the award that will vest. “On target” performance will result in 50% of your award vesting – this is known as the “expected value” of your award. The maximum possible payout is 100%. This is the “face value” of the award, and the amount you will see in your EquatePlus account until the award vests.

LTI Awards are made at the discretion of the RemCo and subject to the relevant plan rules and corresponding award agreements. Following Closing, we will make a recommendation to the RemCo to grant an LTI award to you in March 2023 and each following year with an expected value of 60% of your annual base salary. The face value of such award is $120% of your annual base salary.

As soon as practicable following Closing, subject to RemCo approval, you will also be granted a one-time special LTI award with a value of $210,000 under the Astrazeneca’s Restricted Share Plan (the “RSP”). This award will vest on the second anniversary of the grant date subject to the rules of the RSP. For purposes of the RSP leaver provisions, your resignation for Good Reason (as defined herein) shall be treated as a redundancy.

Actual awards may be more or less than the figures noted above, depending on RemCo’s decision. The Company will pay a prorated portion of any LTI Awards described in this Offer Letter upon a Qualifying Termination (as defined herein).

The RSP and PSP plan rules are enclosed with this letter.

Your principal work location will be Alexion’s offices in Lexington or Boston, Massachusetts.

From Closing, the Alexion Severance Plan will apply to you in the same way as it does to other US based employees of Alexion; provided that a termination of your employment by the Company without Cause (as defined in the Alexion Severance Plan) or by you for Good Reason (as defined below) will constitute a Qualifying Termination (as defined in the Alexion Severance Plan). The Summary Plan Document of the Alexion Severance Plan is available upon request.

Alexion Pharmaceuticals, Inc. | 121 Seaport Boulevard | Boston, MA 02210 U.S. | 1.475.230.4500 | alexion.com

For purposes of this Offer Letter, Good Reason is defined as:

•           a material diminution of your title, authority, duties or responsibilities with Astrazeneca (subject to the paragraph below regarding changes in connection with the Merger);

•           a material breach of the terms of this Offer Letter;

•           any successor to Astrazeneca (whether pursuant to a change in control or otherwise) does not assume the terms of this Offer Letter; or

•           a material reduction in your base salary as in effect immediately prior to such termination, unless Astrazeneca also similarly reduces the base salaries of all other similarly-situated employees of Astrazeneca.

Notwithstanding the foregoing, no Good Reason will have occurred unless and until: (i) you have provided Astrazeneca or the successor company, within 30 days of the occurrence of the initial Good Reason event, written-notice stating with specificity the applicable facts and circumstances underlying such finding of Good Reason; (ii) Astrazeneca or the successor company fails to cure such condition within 30 days after receiving such written notice (the “Cure Period”), and (iii) your resignation based on such Good Reason is effective within 30 days after the expiration of the Cure Period.

By signing and returning this Offer Letter, you agree that neither the completion of the Merger nor any changes in your position, title, authority, duties, responsibility, or reporting relationship in connection with the completion of the Merger will entitle you to terminate your employment for Good Reason, as defined in your Employment Agreement, this Offer Letter or any other agreements with the Company, or for purposes of the Alexion Severance Plan, or to receive any severance benefits.

As a condition of this offer, you are required to sign a new Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement for Massachusetts employees that includes a six month post-termination noncompete.

This Offer Letter will be void if the Merger Agreement is terminated pursuant to its terms.

Alexion Pharmaceuticals, Inc. | 121 Seaport Boulevard | Boston, MA 02210 U.S. | 1.475.230.4500 | alexion.com

On behalf of the entire Astrazeneca Board of Directors and Senior Executive Team, we greatly look forward to the opportunity to work with you. Please sign, date and return this Offer Letter by October 1, 2022.

Kind regards,

Marc Dunoyer
CEO, Alexion and Chief Strategy Officer,
AstraZeneca

Alexion
By:

/s/ Marc Dunoyer

Acknowledged and agreed:

/s/ Matthias Hebben

October 1st 2022

Alexion Pharmaceuticals, Inc. | 121 Seaport Boulevard | Boston, MA 02210 U.S. | 1.475.230.4500 | alexion.com